Filed by The Nasdaq Stock Market, Inc.

pursuant to Rule 425 under the Securities Act

of 1933, as amended, and deemed filed

pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended.

Subject Company: OMX AB

(Commission File No. 132-02618)

Set forth below is an excerpt from remarks made at the special meeting of stockholders of The Nasdaq Stock Market, Inc. (“Nasdaq”) on December 12, 2007. The excerpt relates to the potential combination of Nasdaq and OMX AB.

Special Stockholders Meeting – The Nasdaq Stock Market, Inc.

Excerpt 1:

Robert Greifeld, Nasdaq President and Chief Executive Officer:

Good morning everyone and thank you for taking the time to join us this morning. We do appreciate your interest in NASDAQ and for taking the time to examine the two issues before us today.

Those issues are the issuance of additional shares of NASDAQ common stock in connection with our transactions with OMX and Borse Dubai and to amend our certificate of incorporation in order to change our name to the The NASDAQ OMX Group.

The OMX Borse Dubai transactions will be transformational for NASDAQ. Today’s vote is an important part of our journey towards becoming the leading global exchange and technology company. At the completion of this transaction our exchange will have a new footprint and it will truly be a unique footprint.

Our business will span the U.S., Europe and the Middle East, Africa as well as other emerging markets that are strategic to our business. Our products and services will encompass trading, listings and technology that will support other exchanges around the globe.

We have a clear mission and a clear path as we redefine NASDAQ’s business and our leadership role within the context of rapidly evolving global capital markets. I thank you again for your time and support as we move towards bringing this important transaction to fruition. Thank you.

IMPORTANT NOTICES

Cautionary Note Regarding Forward-Looking Statements

Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. NASDAQ cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the implementation dates and benefits of certain strategic initiatives, including the transactions contemplated by NASDAQ’s agreements with Borse Dubai and OMX AB, and other statements that are not historical facts. Forward-looking statements involve a number of risks, uncertainties or other factors beyond NASDAQ’s control. These factors include, but are not limited to, NASDAQ’s ability to implement its strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk, U.S. and global competition, and other factors detailed in NASDAQ’s filings with the U.S. Securities Exchange Commission, including its annual report on Form 10-K for the fiscal year ending December 31, 2006 which is available on NASDAQ’s website at

http://www.nasdaq.com and the SEC’s website at www.sec.gov. NASDAQ undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Notice from Borse Dubai

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law or regulation and therefore persons in such jurisdictions into which this announcement is released, published or distributed must inform themselves about and observe such restrictions.

The Borse Dubai Offer has not been and is not being made and this press release may not be distributed, directly or indirectly, in or into, nor will any tender of shares be accepted from or on behalf of holders in, any jurisdiction in which the making of the Borse Dubai offer, the distribution of this press release or the acceptance of any tender of shares would contravene applicable laws or regulations or require further offer documents, filings or other actions in addition to those required under Swedish law, except under applicable exemption.

The Borse Dubai Offer is not being made, directly or indirectly, by use of mail or any other means or instrumentality (including, without limitation, facsimile transmission, electronic mail, telex, telephone and the internet) in or into Canada and the Borse Dubai offer will not be capable of acceptance by any such use, means, instrumentality or facility of, or from within Canada unless an exemption from the applicable securities laws and regulations of any relevant provinces of Canada is available. Any persons receiving this press release should observe these restrictions and should not mail or otherwise distribute, forward or transmit it in, into or from Canada.

In accordance with normal Swedish market practice, Borse Dubai and its affiliates and subsidiaries and any adviser, broker or other person acting as the agent of or on behalf of Borse Dubai reserve the right to make certain purchases of, or arrangements (whether involving option agreements or otherwise) to purchase, directly or indirectly, OMX ordinary shares or any securities that are immediately convertible into, exchangeable for, or exercisable for, OMX ordinary shares, other than pursuant to the Offer. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any such future purchases will be made in compliance with applicable laws, rules and regulations. Any information about such purchases will be disclosed to the extent required by law, or any applicable rules or regulations.

Notice to OMX shareholders

While NASDAQ’s offer is being made to all holders of OMX shares, this document does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of OMX or an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of Nasdaq in any jurisdiction in which the making of the offer or the acceptance of any tender of shares therein would not be made in compliance with the laws of such jurisdiction. In particular, NASDAQ’s offer is not being made, directly or indirectly, in or into Australia, Canada, Japan or South Africa. While NASDAQ reserves the right to make the offer in or into the United Kingdom or any other jurisdiction pursuant to applicable exceptions or following appropriate filings and prospectus or equivalent document publication by NASDAQ in such jurisdictions, pending such filings or publications and in the absence of any such exception NASDAQ’s offer is not made in any such jurisdiction.